HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                February 4, 2008

Dana Brown
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   North American Food and Beverage Corp.
            Form SB-2
            File # 333-147526

     This office represents North American Food and Beverage Corp. (the "Company"). Amendment No. 1 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated December 21, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's December 31, 2006 financial statements.

                                                                     Page Number
                                                                     -----------

1.  Comment complied with.                                                   24

2.  The Edgar filing header has been corrected.

3.  Comment complied with.                                                   28

4.  Comment complied with                                           Back cover
                                                                  of prospectus.

5.  Comment complied with.                                                    2

6. We have not provided a summary financial table since one is not required. In addition, the Company was inactive prior to August 31, 2007.

7. As of September 30, 2007, and as a direct result of the acquisition of Liquor Group Wholesale (Florida), the Company had a positive stockholder's equity and was profitable. In addition, we do not believe that the audit report on the Company's December 31, 2007 financial statements will have a going concerning qualification. Accordingly, we do not believe a risk factor pertaining to prior operating losses and negative stockholders' equity is necessary.

                                                                     Page Number
                                                                     -----------

8.  Comment complied with.                                                    4

9.  Comment complied with.                                                    5

10. Comment complied with.                                                    4

11. Comment complied with.                                                    4

12. Comment complied with.                                                    4

13. We do not believe the senior rights of the preferred
    shareholders are a risk for the holders of the Company's
    common stock since the Company does not plan to pay any
    dividends for the foreseeable future. We have added
    disclosure in the prospectus regarding the Company's
    intentions regarding the payment of dividends.                            7

14. Comment complied with.                                                    6

15. Comment complied with.                                                    5

16. Comment complied with.                                                    7

17. Comment complied with.                                                    7

18. Comment complied with.                                                    7

19. We have added disclosure concerning the Company's preferred
    stock. The Company's warrants expired on January 1, 2008.                 7

20. Comment complied with.                                                    7

21. Comment complied with.                                                    7

22. The Company is not aware of any economic or industry-wide factors relevant to its operations. We have disclosed the
    manner by which the Company earns or expects to earn revenues as well as the identity of the Company's primary business
    lines and services. We have added disclosure to the prospectus which provides that the Company is not aware of any material opportunities, challenges, risks, or uncertainties other
    than those which have been disclosed in the MD&A and the Risk
    Factors sections of the prospectus.                                       8

23. See our response to comment 57.

24. The wording which is the subject of this comment has been
    removed from the prospectus.                                              8

                                                                     Page Number
                                                                     -----------

25. Comment complied with.                                                    9

26. Comment complied with.                                                    9

27. Comment complied with.                                               10, 11

28. Comment complied with.                                                   10

29. Comment complied with.                                                   12

30. Comment complied with.                                                   10

31. The wording which was the subject of this comment has
    been removed from the prospectus.                                        12

32. The Company's warrants expired in January 2008.                          12

33. The wording which was the subject of this comment has been
    removed from the prospectus.                                             13

34. The wording which was the subject of this comment has been
    removed from the prospectus.                                             13

35. Comment complied with.                                                   12

36. The wording which was the subject of this comment has been
    removed from the prospectus.                                             14

37. Comment complied with.                                                   15

38. Comment complied with.                                                   16

39. Comment complied with.                                                   18

40. Comment complied with.                                                   18

41. Comment complied with.                                                   20

42. Comment complied with.                                                   21

43. Comment complied with.                                                   20

44. Comment complied with.                                                   21

                                                                     Page Number
                                                                     -----------

45. We have disclosed the dollar amount of the transactions
    between Liquor Group Holdings and Happy Vodka Corporation.
    Although Mr. Eiras does not have any direct interest in
    these transactions, Mr. Eiras owns 90% of Happy Vodka
    Corporation and 100% of Liquor Group Holdings.                           22

46. Comment complied with.                                                   22

47. The table has been revised. The number of common shares
    owned by the shareholders in the table does not give effect to any shares issuable upon the conversion of the Company's
    preferred shares.                                                    22, 23

48. Comment complied with.                                               22, 23

49. The Company warrants expired on January 1, 2008.

50. Comment complied with.                                                   24

51. Comment complied with.                                                   24

52. Comment complied with.                                                   25

53. The Company's warrants expired in January 2008.

54. The sentence which is the subject of this comment has been
    removed from the prospectus.                                             26

55. Comment complied with.                                                   27

56. Comment complied with.                                                   28

57. Even though Liquor Group Wholesale ("LGW") and Liquor Group Holdings ("Holdings") were both controlled by C.J. Eiras, Holdings did not transfer any assets to LGW. Rather, LGW was given the right to invoice Holding's wholesale customers for orders placed by these customers. As provided in Section 7 of the agreement between LGW and Holdings, filed as Exhibit 10.2 to the Company's registration statement, until a direct contractual relationship exists between LGW and any particular customer, all orders for products from Holdings are placed through Holdings.

    Likewise, until a direct contractual relationship exists between LGW and any particular supplier, all orders for products are placed with the supplier through Holdings and the cost of the products ordered are paid to Holdings by LGW.

                                                                     Page Number
                                                                     -----------

    However, and irrespective of whether any assets were transferred, the Company acquired LGW and not Holdings.
    Mr. Eiras did not control the Company when it acquired LGW.

    In addition, at the time of the acquisition, LGW was not conducting any business and did not have any assets.

    SFAS 41 requires that the acquisition of LGW be accounted for under the purchase method of accounting. As a result, the Company has consolidated the operations of LGW after August
    31, 2007.

    Based upon the foregoing, the Company believes that the accounting for the acquisition of LGW was proper.

58. Footnote 1 discloses the accounting principles followed with respect to the acquisition of Liquor Group Wholesale.

59. The Company has not used an independent public accounting firm for over seven years and, as you know, the Company terminated its registration under the 1934 Act in January 2007.

    Since during the Company's two most recent fiscal years, and the interim period ended September 30, 2007, the Company did not have, or dismiss, an independent accountant, it does not appear that the disclosures specified by Item 304 are required.

60. Comment complied with.                                                FS-15

61. Comment complied with.                                              Item 26

62. Comment complied with.                                              Item 26

63. Comment complied with.                                        Exhibits 10.5,
                                                                  10.6, 10.7 and
                                                                  10.8

64. With the exception of the Company's bylaws and the provisions of the Colorado Business Corporation Act, there are no other instruments that define the rights of the Company's shareholders.

65. Comment complied with.                                            Exhibit 5

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    By
                                            William T. Hart






WTH:ap